JPMORGAN CHASE & CO.

October 2010
Pricing Supplement No. 884
Registration Statement No. 333-155535
Dated October 25, 2010
Filed pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS
Opportunities in International Equities

Buffered PLUS Based on the iShares® MSCI Emerging Markets Index Fund due October 29, 2012
Buffered Performance Leveraged Upside Securities[SM]

Buffered PLUS are senior unsecured obligations of JPMorgan Chase & Co., will pay no interest, provide for a minimum payment of only 10% of principal at maturity and have the terms described in the accompanying product supplement no. MS-2-A-II, the prospectus supplement and the prospectus, as supplemented or modified by this pricing supplement. At maturity, if the assets have appreciated, investors will receive the stated principal amount of their investment plus leveraged upside performance of the underlying assets, subject to the maximum payment at maturity. At maturity, if the underlying assets have depreciated and (i) if the closing price of the assets has not declined by more than the buffer amount, an investor will receive the stated principal amount or (ii) if the closing price of the assets has declined in value by more than the buffer amount, the investor will lose 1% for every 1% decline beyond the buffer amount, subject to a minimum payment at maturity. The investor may lose up to 90% of the stated principal amount of the Buffered PLUS. All payments on the Buffered PLUS are subject to the credit risk of JPMorgan Chase & Co.

FINAL TERMS	
Issuer:	JPMorgan Chase & Co.
Maturity date:	October 29, 2012, subject to adjustment for certain market disruption events and as described under "Description of PLUS — Payment at Maturity" in the accompanying product supplement no. MS-2-A-II
ETF Shares:	Shares of the iShares® MSCI Emerging Markets Index Fund
Underlying Index:	MSCI Emerging Markets Index
Aggregate principal amount:	$10,063,990
Payment at maturity:	■ If the final share price is *greater than* the initial share price, for each $10 principal amount Buffered PLUS, $10 + leveraged upside payment *In no event will the payment at maturity exceed the maximum payment at maturity.* ■ If the final share price is *equal to* the initial share price *or less than* the initial share price by an amount less than or equal to the buffer amount of 10%, for each $10 stated principal amount Buffered PLUS, $10 ■ If the final share price is less than the initial share price by an amount greater than the buffer amount of 10%, for each $10 stated principal amount Buffered PLUS, ($10 x share performance factor) + $1.00 *This amount will be less than the stated principal amount of $10 per Buffered PLUS. However, under no circumstances will the Buffered PLUS pay less than $1.00 per Buffered PLUS at maturity.*
Leveraged upside payment:	$10 x leverage factor x share percent increase
Leverage factor:	200%
Share percent increase:	(final share price – initial share price) / initial share price
Initial share price:	$46.53, which is the closing price of one ETF Share on the pricing date, divided by the adjustment factor
Final share price:	The closing price of one ETF Share on the valuation date
Adjustment factor:	Set equal to 1.0 on the pricing date, subject to adjustment under certain circumstances. See "General Terms of Notes – Anti-Dilution Adjustments" in the accompanying product supplement no. MS-2-A-II.
Valuation date:	October 24, 2012, subject to adjustment for non-trading days or certain market disruption events and as described under "Description of PLUS — Payment at Maturity" in the accompanying product supplement no. MS-2-A-II
Buffer amount:	10%
Minimum payment at maturity:	$1.00 per Buffered PLUS (10% of the stated principal amount)
Share performance factor:	final share price / initial share price
Maximum payment at maturity:	$12.40 (124.00% of the stated principal amount) per Buffered PLUS
Stated principal amount:	$10 per Buffered PLUS
Issue price:	$10 per Buffered PLUS (see "Commissions and issue price" below)
Pricing date:	October 25, 2010
Original issue date:	October 28, 2010 (3 business days after the pricing date)
CUSIP / ISIN:	46634X815 / US46634X8157
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC ("JPMS")

Commissions and issue price:	Price to Public[(1)(2)]	Fees and Commissions[(2)(3)]	Proceeds to Issuer
Per Buffered PLUS	$10.00	$0.225	$9.775
Total	$10,063,990.00	$226,439.78	$9,837,550.22

(1) The price to the public includes the estimated cost of hedging our obligations under the Buffered PLUS through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on PS-17 of the accompanying product supplement no. MS-2-A-II.

(2) The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Buffered PLUS purchased by that investor. The lowest price payable by an investor is $9.925 per Buffered PLUS. Please see "Syndicate Information" on page 3 for further details.

(3) JPMS, acting as agent for JPMorgan Chase & Co., received a commission of $0.225 per $10 stated principal amount Buffered PLUS and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC ("MSSB"). See "Underwriting (Conflicts of Interest)" beginning on page PS-45 of the accompanying product supplement no. MS-2-A-II.

Investing in the Buffered PLUS involves a number of risks. See "Risk Factors" on page PS-7 of the accompanying product supplement no. MS-2-A-II and "Risk Factors" beginning on page 6 of this pricing supplement.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Buffered PLUS or passed upon the accuracy or the adequacy of this document or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The Buffered PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRODUCT SUPPLEMENT NO. MS-2-A-II, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Product supplement no. MS-2-A-II dated November 25, 2009: http://www.sec.gov/Archives/edgar/data/19617/000089109209004447/e37083_424b2.pdf
Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Buffered PLUS Based on the iShares® MSCI Emerging Markets Index Fund due October 29, 2012
Performance Leveraged Upside Securities℠

Fact Sheet

The Buffered PLUS are senior unsecured obligations of JPMorgan Chase & Co., will pay no interest, do not guarantee any return of your principal at maturity (other than the minimum payment at maturity described below) and have the terms described in product supplement no. MS-2-A-II, the prospectus supplement and the prospectus, as supplemented or modified by this pricing supplement. At maturity, an investor will receive for each stated principal amount of Buffered PLUS that the investor holds, an amount in cash that may be greater than, equal to or less than the stated principal amount based upon the closing price of one ETF Share on the valuation date. Subject to JPMorgan Chase & Co.'s ability to pay any amounts due on the Buffered PLUS, under no circumstances will the payment at maturity on the Buffered PLUS be less than $1.00 per Buffered PLUS. The Buffered PLUS are senior notes issued as part of JPMorgan Chase & Co.'s Series E Medium-Term Notes program. All payments on the Buffered PLUS are subject to the credit risk of JPMorgan Chase & Co.

Key Dates		
Pricing date:	**Original issue date (settlement date):**	**Maturity date:**
October 25, 2010	October 28, 2010 (3 business days after the pricing date)	October 29, 2012, subject to postponement due to a market disruption event and as described under "Description of PLUS — Payment at Maturity" in the accompanying product supplement no. MS-2-A-II

Key Terms	
Issuer:	JPMorgan Chase & Co.
ETF Shares:	Shares of the iShares® Emerging Markets Index Fund
Underlying Index:	MSCI Emerging Markets Index
Aggregate principal amount:	$10,063,990
Issue price:	$10 per Buffered PLUS (see "Syndicate Information" on page 3)
Stated principal amount:	$10 per Buffered PLUS
Denominations:	$10 per Buffered PLUS and integral multiples thereof
Interest:	None
Payment at maturity:	■ If the final share price is *greater than* the initial share price, for each $10 principal amount Buffered PLUS, $10 + leveraged upside payment *In no event will the payment at maturity exceed the maximum payment at maturity.*
	■ If the final share price is *equal to* the initial share price *or less than* the initial share price by an amount less than or equal to the buffer amount of 10%, for each $10 stated principal amount Buffered PLUS, $10
	■ If the final share price is less than the initial share price by an amount greater than the buffer amount of 10%, for each $10 stated principal amount Buffered PLUS, ($10 x share performance factor) + $1.00 *This amount will be less than the stated principal amount of $10 per Buffered PLUS. However, under no circumstances will the Buffered PLUS pay less than $1.00 per Buffered PLUS at maturity.*
Leveraged upside payment:	$10 x leverage factor x share percent increase
Leverage factor:	200%
Buffer amount:	10%
Minimum payment at maturity:	$1.00 per Buffered PLUS (10% of the stated principal amount)
Share performance factor:	final share price / initial share price
Initial share price:	$46.53, which is the closing price of one ETF Share on the pricing date, divided by the adjustment factor
Final share price:	The closing price of one ETF Share on the valuation date
Adjustment factor:	Set equal to 1.0 on the pricing date, subject to adjustment under certain circumstances. See "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. MS-2-A-II.
Valuation date:	October 24, 2012, subject to adjustment for non-trading days or certain market disruption events and as described under "Description of PLUS — Payment at Maturity" in the accompanying product supplement no. MS-2-A-II
Share percent increase:	(final share price – initial share price) / initial share price
Maximum payment at maturity:	$12.40 (124.00% of the stated principal amount) per Buffered PLUS.
Postponement of maturity date:	If the scheduled maturity date is not a business day, then the maturity date will be the following business day. If the scheduled valuation date is not a trading day or if a market disruption event occurs on that day so that the valuation date as postponed falls less than three business days prior to the scheduled maturity date, the maturity date of the Buffered PLUS will be postponed until the third business day following the valuation date as postponed.
Risk factors:	**Please see "Risk Factors" beginning on page 6.**

Buffered PLUS Based on the iShares® MSCI Emerging Markets Index Fund due October 29, 2012
Performance Leveraged Upside Securities℠

General Information	
Listing:	The Buffered PLUS will not be listed on any securities exchange.
CUSIP / ISIN:	46634X815 / US46634X8157
Minimum ticketing size:	100 Buffered PLUS
Tax considerations:	You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-2-A-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, your Buffered PLUS should be treated as "open transactions" for U.S. federal income tax purposes that, subject to the discussion of the "constructive ownership" rules in the following sentence, generate long-term capital gain or loss if held for more than one year. The Buffered PLUS may be treated as subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), in which case any gain recognized in respect of the Buffered PLUS that would otherwise be long-term capital gain and that is in excess of the "net underlying long-term capital gain" (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the term of the Buffered PLUS. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the Buffered PLUS. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules. In addition, in 2007 Treasury and the Internal Revenue Service (the "IRS") released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Buffered PLUS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Buffered PLUS, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Buffered PLUS, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. The discussion in the preceding paragraph, when read in combination with the discussion in "Risk Factors — The tax consequences of an investment in the Buffered PLUS are unclear" in this document and the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of Buffered PLUS.
Trustee:	Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
Calculation agent:	JPMS
Use of proceeds and hedging:	The net proceeds we receive from the sale of the Buffered PLUS will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the Buffered PLUS. For further information on our use of proceeds and hedging, see "Use of Proceeds" in the accompanying product supplement no. MS-2-A-II.
Benefit plan investor considerations:	See "Benefit Plan Investor Considerations" in the accompanying product supplement no. MS-2-A-II.
Contact:	Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or Morgan Stanley Smith Barney's principal executive offices at 2000 Westchester Avenue, Purchase, New York 10577 (telephone number (800) 869-3326).

Syndicate Information		
Issue price of the Buffered PLUS	**Commissions**	**Principal amount of Buffered PLUS for any single investor**
$10.0000	$0.2250	<$1MM
$9.9625	$0.1875	≥$1MM and <$3MM
$9.9438	$0.1688	≥$3MM and <$5MM
$9.9250	$0.1500	≥$5MM

MSSB may reclaim selling concessions allowed to individual brokers within MSSB in connection with the offering if, within 30 days of the offering, MSSB repurchases the Buffered PLUS distributed by such brokers.

This pricing supplement represents a summary of the terms and conditions of the Buffered PLUS. We encourage you to read the accompanying product supplement no. MS-2-A-II, the prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

JPMORGAN CHASE & CO.

Buffered PLUS Based on the iShares® MSCI Emerging Markets Index Fund due October 29, 2012
Performance Leveraged Upside Securities℠

How Buffered PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the Buffered PLUS based on the following terms:

Stated principal amount:	$10 per Buffered PLUS
Leverage factor:	200%
Buffer amount:	10%
Maximum payment at maturity:	$12.40 (124.00% of the stated principal amount) per Buffered PLUS
Minimum payment at maturity:	$1.00 per Buffered PLUS



Buffered PLUS Payoff Diagram

How it works

- If the final share price is greater than the initial share price, for each $10 principal amount Buffered PLUS, investors will receive the $10 stated principal amount plus 200% of the appreciation of the closing price of one ETF Share over the term of the Buffered PLUS, subject to the maximum payment at maturity. In the payoff diagram, an investor will realize the maximum payment at maturity at a final share price of 112.00% of the initial share price.

    - If the final share price is greater than the initial share price by 5%, the investor would receive a 10% return, or $11.00 per Buffered PLUS.

    - If the final share price is greater than the initial share price by 40%, the investor would receive only the maximum payment at maturity of $12.40, or 124% of the stated principal amount, per Buffered PLUS.

- If the final share price is equal to the initial share price or less than the initial share price by an amount less than or equal to the buffer amount of 10%, the investor will receive the stated principal amount of $10.

- If the final share price is less than the initial share price by an amount greater than the buffer amount of 10%, the investor would receive an amount that is less than the $10 stated principal amount by an amount proportionate to the decline, plus the buffer amount of 10%. The minimum payment at maturity is $1.00 per Buffered PLUS.

    - If the final share price is less than the initial share price by 30%, the investor would lose 20% of its principal and receive $8.00 at maturity, or 80% of the stated principal amount.

JPMorgan Chase & Co.

Buffered PLUS Based on the iShares® MSCI Emerging Markets Index Fund due October 29, 2012
Performance Leveraged Upside Securities^{SM}

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of Buffered PLUS that they hold an amount in cash based upon the final share price, determined as follows:

If the final share price is greater than the initial share price:

$10   +   leveraged upside payment:

subject to the *maximum payment at maturity* for each Buffered PLUS,

	Leveraged Upside Payment		
Principal	**Principal**	**Leverage**	**Share Percent Increase**
$10 +	$10 ×	200% ×	$\left(\dfrac{\text{final share price} - \text{initial share price}}{\text{initial share price}} \right)$

If the final share price is equal to the initial share price or is less than the initial share price by an amount less than or equal to the buffer amount of 10%:

the stated principal amount of $10

If the final share price is less than the initial share price by an amount greater than the buffer amount of 10%:

($10   ✕   share performance factor)   + $1.00

Principal	**Share Performance Factor**		
$10 ×	$\dfrac{\text{final share price}}{\text{initial share price}}$	+ $1.00

Because the share performance factor will be less than 0.90, this payment at maturity will be less than $10.

Under no circumstances will the payment at maturity be less than $1.00 per Buffered PLUS.

JPMORGAN CHASE & CO.

Buffered PLUS Based on the iShares® MSCI Emerging Markets Index Fund due October 29, 2012
Performance Leveraged Upside Securities℠

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the Buffered PLUS. For further discussion of these and other risks, you should read the section entitled "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. MS-2-A-II. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the Buffered PLUS.

■ **Buffered PLUS do not pay interest, and you could lose up to 90% of your principal.** The terms of the Buffered PLUS differ from those of ordinary debt securities in that the Buffered PLUS do not pay interest and provide a minimum payment at maturity of only 10% of the stated principal amount of the Buffered PLUS, subject to the credit risk of JPMorgan Chase & Co. If the final share price is less than 90% of the initial share price, you will receive for each Buffered PLUS that you hold a payment at maturity that is less than the $10 stated principal amount of each Buffered PLUS by an amount proportionate to the decline in the closing price of one ETF Share on the valuation date from the initial share price, plus $1.00 per Buffered PLUS. Accordingly, you could lose up to 90% of your principal.

■ **Appreciation potential is limited to the maximum payment at maturity.** The appreciation potential of Buffered PLUS is limited by the maximum payment at maturity of $12.40 (124.00% of the stated principal amount) per Buffered PLUS. Although the leverage factor provides 200% exposure to any amount by which the final share price is greater than the initial share price, because the maximum payment at maturity will be limited to 124.00% of the stated principal amount for the Buffered PLUS, any amount by which the final share price is greater than the initial share price by more than 12.00% will not further increase the return on the Buffered PLUS.

■ **The Buffered PLUS are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Buffered PLUS.** Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the Buffered PLUS at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the Buffered PLUS.

■ **Economic interests of the calculation agent and other affiliates of the issuer may be different from those of investors.** We and our affiliates play a variety of roles in connection with the issuance of the Buffered PLUS, including acting as calculation agent and hedging our obligations under the Buffered PLUS. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Buffered PLUS. The calculation agent has determined the initial share price (subject to adjustments), will determine the final share price and will calculate the amount of payment you will receive at maturity. Determinations made by the calculation agent, including with respect to the occurrence or non-occurrence of market disruption events, the selection of a successor to the ETF Shares or calculation of the final share price in the event of a discontinuance of the ETF Shares, and any anti-dilution adjustments, may affect the payout to you at maturity.

■ **The inclusion in the original issue price of commissions and estimated cost of hedging is likely to adversely affect secondary market prices.** Assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS is willing to purchase Buffered PLUS in secondary market transactions will likely be lower than the original issue price, because the original issue price includes, and secondary market prices are likely to exclude, commissions paid with respect to the Buffered PLUS, as well as the estimated cost of hedging the issuer's obligations under the Buffered PLUS. In addition, any such prices may differ from values determined by pricing models used by JPMS, as a result of dealer discounts, mark-ups or other transaction costs. The Buffered PLUS are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Buffered PLUS to maturity.

JPMORGAN CHASE & CO.

Buffered PLUS Based on the iShares® MSCI Emerging Markets Index Fund due October 29, 2012
Performance Leveraged Upside Securities^{SM}

- **The market price of the Buffered PLUS is influenced by many unpredictable factors.** Several factors will influence the value of the Buffered PLUS in the secondary market and the price at which JPMS may be willing to purchase or sell the Buffered PLUS in the secondary market, including: the closing price and expected volatility of the ETF Shares, interest and yield rates, time remaining to maturity, the dividend rate of common stocks underlying the ETF Shares, interest rates generally, geopolitical conditions and economic, financial, political and judicial events that affect the ETF Shares or equity markets generally and which may affect the final share price of the ETF Shares, the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which securities underlying the ETF Shares are traded and the correlation between that rate and the prices of ETF Shares, the occurrence of certain events to the ETF Shares that may or may not require an adjustment to the adjustment factor and any actual or anticipated changes in our credit ratings or credit spreads. The price of the ETF Shares may be and has recently been volatile, and we can give you no assurance that the volatility will lessen. You may receive less, and possibly significantly less, than the stated principal amount per Buffered PLUS if you try to sell your Buffered PLUS prior to maturity.

- **Investing in the Buffered PLUS is not equivalent to investing in the ETF Shares.** Investing in the Buffered PLUS is not equivalent to investing in the ETF Shares, the Underlying Index or the stocks underlying the ETF Shares or in the Underlying Index. Investors in the Buffered PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the ETF Shares, the Underlying Index or the stocks underlying the ETF Shares or the Underlying Index.

- **Adjustments to the stocks underlying the ETF Shares or to the MSCI Emerging Markets Index could adversely affect the value of the Buffered PLUS.** BlackRock Fund Advisors ("BFA") is currently the investment adviser to the ETF Shares, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. MSCI Inc. ("MSCI") is responsible for designing and maintaining the MSCI Emerging Markets Index. MSCI can add, delete or substitute the stocks underlying the MSCI Emerging Markets Index or make other methodological changes that could change the value of the MSCI Emerging Markets Index. Pursuant to an investment strategy or otherwise, the investment adviser to the ETF Shares may add, delete or substitute the stocks underlying the ETF Shares. Any of these actions could adversely affect the price of the ETF Shares and, consequently, the value of the Buffered PLUS.

- **There are risks associated with the ETF Shares.** Although the ETF Shares are listed for trading on the NYSE Arca, Inc. and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the ETF Shares or that there will be liquidity in the trading market. The ETF Shares are subject to management risk, which is the risk that the investment strategy of the investment adviser to the ETF Shares, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment adviser to the ETF Shares may select up to 10% of the ETF Shares' assets to be invested in securities not included in the Underlying Index, and futures contracts, options on futures contracts, other types of options and swaps related to the Underlying Index, as well as cash and cash equivalents, including shares of money market funds affiliated with the investment adviser or its affiliates. Any such action could adversely affect the market price of the ETF Shares, and consequently, the value of the Buffered PLUS.

- **We have no affiliation with the ETF Shares.** To our knowledge, we are not currently affiliated with any issuers of the stocks underlying the ETF Shares. We assume no responsibility for the adequacy of the information about the ETF Shares and the Underlying Index contained in this pricing supplement or in product supplement no. MS-2-A-II. You should make your own investigation into the ETF Shares and the Underlying Index. We are not responsible for the ETF Shares' public disclosure of information, whether contained in SEC filings or otherwise.

- **There are differences between the ETF Shares and the Underlying Index.** The ETF Shares do not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and their performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the ETF Shares and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the performances of the ETF Shares and the Underlying Index. Finally, because the ETF Shares are traded on NYSE Arca, Inc. and are subject to market supply and investor demand, the market value of one ETF Share may differ from the net asset value per ETF Share. For all of the foregoing reasons, the performance of the ETF Shares may not correlate with the performance of the Underlying Index.

- **The Buffered PLUS are subject to currency exchange risk.** Because the prices of the equity securities underlying the ETF Shares are converted into U.S. dollars for the purposes of calculating the net asset value of the ETF Shares, holders of the Buffered PLUS will be exposed to currency exchange rate risk with respect to the currencies in which securities underlying the ETF Shares are traded. Your net exposure will depend on the extent to which the currencies in which securities underlying the ETF Shares are traded strengthen or weaken against the U.S. dollar. If the U.S. dollar strengthens against the currencies in which securities underlying the ETF Shares are traded, the net asset value of the ETF Shares will be adversely affected and the amount we pay you at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:

  - existing and expected rates of inflation;

  - existing and expected interest rate levels;

  - the balance of payments; and

  - the extent of government surpluses or deficits in the component countries and the United States of America

  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

- **The Buffered PLUS entail non-U.S. securities emerging markets risk.** The equity securities that compose the ETF Shares have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

- **Owning the Buffered PLUS is not the same as owning the ETF Shares.** Owning the Buffered PLUS is not the same as owning the ETF Shares. Accordingly, changes in the closing price of one ETF Share may not result in a comparable change of the market value of the Buffered PLUS. If the closing price of one ETF Share on any trading day increases above the initial share price, the value of the Buffered PLUS may not increase comparably, if at all. It is possible for the closing price of the ETF Shares to increase moderately while the value of the Buffered PLUS declines.

- **The anti-dilution protection for the ETF Shares is limited.** The calculation agent will make adjustments to the adjustment factor for certain events affecting the ETF Shares. However, the calculation agent will not make an adjustment in response to all events that could affect the ETF Shares. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Buffered PLUS may be materially and adversely affected.

- **Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the Buffered PLUS.** The hedging or trading activities of the issuer's affiliates and of any other hedging counterparty with respect to the Buffered PLUS on or prior to the pricing date and prior to maturity could have adversely affected, and may continue to adversely affect, the value of the ETF Shares and, as a result, could decrease the amount an investor may receive on the Buffered PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could have affected the initial share price and, therefore, could have increased the level that the final share price must reach before you receive a payment at maturity that exceeds the issue price of the Buffered PLUS. Additionally, such hedging or trading activities during the term of the Buffered PLUS, including on the valuation date, could adversely affect the final share price and, accordingly, the amount of cash an investor will receive at maturity.

- **Secondary trading may be limited.** The Buffered PLUS will not be listed on a securities exchange. There may be little or no secondary market for the Buffered PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Buffered PLUS easily. JPMS may act as a market maker for the Buffered PLUS, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the Buffered PLUS, the price at which you may be able to trade your Buffered PLUS is likely to depend on the price, if any, at which JPMS is willing to buy the Buffered PLUS. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the Buffered PLUS.

- **The tax consequences of an investment in the Buffered PLUS are unclear.** There is no direct legal authority as to the proper U.S. federal income tax characterization of the Buffered PLUS, and we do not intend to request a ruling from the IRS regarding the Buffered PLUS. The IRS might not accept, and a court might not uphold, the characterization and tax treatment of the Buffered PLUS described in "Fact Sheet — General Information — Tax considerations" in this document and in "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-2-A-II. If the IRS were successful in asserting an alternative characterization or treatment for the Buffered PLUS, the timing and character of income on the Buffered PLUS could differ materially and adversely from our description herein. Even if the characterization of the Buffered PLUS is respected, the IRS may assert that the Buffered PLUS constitute "constructive ownership transactions" within the meaning of Section 1260 of the Code, in which case any gain recognized in respect of the Buffered PLUS that would otherwise be long-term capital gain and that is in excess of the "net underlying long-term capital gain" (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the Buffered PLUS's term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the Buffered PLUS. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Buffered PLUS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Buffered PLUS, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-2-A-II and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Buffered PLUS, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

JPMORGAN CHASE & CO.

Buffered PLUS Based on the iShares® MSCI Emerging Markets Index Fund due October 29, 2012
Performance Leveraged Upside Securities℠

Information about the ETF Shares and the Underlying Index

The iShares® MSCI Emerging Markets Index Fund. The iShares® MSCI Emerging Markets Index Fund is an exchange-traded fund managed by iShares®, Inc. ("iShares"), a registered investment company. iShares consists of numerous separate investment portfolios, including the iShares® MSCI Emerging Markets Index Fund. BlackRock Fund Advisors ("BFA") is currently the investment adviser for the iShares® MSCI Emerging Markets Index Fund. This fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to the SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

This pricing supplement relates only to the Buffered PLUS offered hereby and does not relate to the ETF Shares. We have derived all disclosures contained in this pricing supplement regarding iShares from the publicly available documents described in the preceding paragraph. In connection with the offering of the Buffered PLUS, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to iShares. Neither we nor the agent makes any representation that such publicly available documents or any other publicly available information regarding iShares is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the ETF Shares (and therefore the price of the ETF Shares at the time we price the Buffered PLUS) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning iShares could affect the value received at maturity with respect to the Buffered PLUS and therefore the trading prices of the Buffered PLUS.

Neither we nor any of our affiliates makes any representation to you as to the performance of the ETF Shares.

We and/or our affiliates may presently or from time to time engage in business with iShares. In the course of such business, we and/or our affiliates may acquire non-public information with respect to iShares, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the ETF Shares. The statements in the preceding two sentences are not intended to affect the rights of investors in the Buffered PLUS under the securities laws. As a purchaser of the Buffered PLUS, you should undertake an independent investigation of iShares as in your judgment is appropriate to make an informed decision with respect to an investment in securities linked to the ETF Shares.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. ("BTC"). The Buffered PLUS are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the Buffered PLUS or any member of the public regarding the advisability of investing in the Buffered PLUS. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the Buffered PLUS.

The MSCI Emerging Markets Index. The MSCI Emerging Markets Index is a stock index calculated, published and disseminated daily by MSCI and is intended to provide performance benchmarks for certain emerging equity markets including Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey. Effective May 27, 2010, Israel has been reclassified as a developed market by MSCI. Since that date, Israel is no longer included in the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is described under the heading "The MSCI Indices" in the accompanying product supplement no. MS-2-A-II.

Buffered PLUS Based on the iShares® MSCI Emerging Markets Index Fund due October 29, 2012

Performance Leveraged Upside Securities[SM]

Historical Information

The following table sets forth the published high and low closing prices, as well as the end-of-quarter closing prices, of the ETF Shares for each quarter in the period from January 3, 2005 through October 25, 2010. The graph following the table sets forth the daily closing prices of the ETF shares for the same period. The closing price of one ETF Share on October 25, 2010 was $46.53. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification. The historical closing prices of one ETF Share should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one ETF Share on the valuation date.

iShares® MSCI Emerging Markets Index Fund	High ($)	Low ($)	Period End ($)
2005			
First Quarter	24.6533	21.2333	22.5389
Second Quarter	24.3700	21.6700	23.8333
Third Quarter	28.3233	23.9333	28.3200
Fourth Quarter	29.8333	25.0667	29.4033
2006			
First Quarter	33.5900	30.4333	33.0167
Second Quarter	37.0333	27.3367	31.2300
Third Quarter	33.1367	29.2000	32.2867
Fourth Quarter	38.1500	31.8033	38.1033
2007			
First Quarter	39.5267	35.0333	38.7500
Second Quarter	44.4200	39.1333	43.8200
Third Quarter	50.1133	39.4967	49.7800
Fourth Quarter	55.6433	47.2700	50.1000
2008			
First Quarter	50.3667	42.1667	44.7933
Second Quarter	51.7000	44.4333	45.1933
Third Quarter	44.4333	31.3300	34.5300
Fourth Quarter	33.9000	18.2200	24.9700
2009			
First Quarter	27.0900	19.9400	24.8100
Second Quarter	34.6400	25.6500	32.2300
Third Quarter	39.2900	30.7500	38.9100
Fourth Quarter	42.0700	37.5600	41.5000
2010			
First Quarter	43.2200	36.8300	42.1200
Second Quarter	43.9800	36.1600	37.3200
Third Quarter	44.7700	37.5900	44.7700
Fourth Quarter (through October 25, 2010)	46.8700	45.2400	46.5300

Buffered PLUS Based on the iShares® MSCI Emerging Markets Index Fund due October 29, 2012

Performance Leveraged Upside Securities[SM]

ETF Shares Historical Performance – Daily Closing Price
January 3, 2005 to October 25, 2010



JPMorgan Chase & Co.

Buffered PLUS Based on the iShares® MSCI Emerging Markets Index Fund due October 29, 2012
Performance Leveraged Upside Securities^{SM}

Supplemental Plan of Distribution

Subject to regulatory constraints, JPMS intends to use its reasonable efforts to offer to purchase the Buffered PLUS in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Buffered PLUS and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds" beginning on page PS-17 of the accompanying product supplement no. MS-2-A-II.

JPMORGAN CHASE & CO.

Buffered PLUS Based on the iShares® MSCI Emerging Markets Index Fund due October 29, 2012
Performance Leveraged Upside Securities^{SM}

Where You Can Find More Information

You should read this document together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these Buffered PLUS are a part, and the more detailed information contained in product supplement no. MS-2-A-II dated November 25, 2009.

This document, together with the documents listed below, contains the terms of the Buffered PLUS, supplements the preliminary terms related hereto dated September 23, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. MS-2-A-II, as the Buffered PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the Buffered PLUS.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
• Product supplement no. MS-2-A-II dated November 25, 2009:
http://www.sec.gov/Archives/edgar/data/19617/000089109209004447/e37083_424b2.pdf
• Prospectus supplement dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
• Prospectus dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

As used in this document, the "Company," "we," "us," and "our" refer to JPMorgan Chase & Co.

"Performance Leveraged Upside Securities^{SM}" and "PLUS^{SM}" are service marks of Morgan Stanley.